Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262589

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED APRIL 14, 2023

TO THE PROSPECTUS DATED APRIL 7, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 7, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to provide an update on our portfolio;
•
to disclose the transaction price for each class of our common stock as of May 1, 2023;
•
to disclose the calculation of our March 31, 2023 NAV per share for each class of our common stock;
•
to provide an update on our share repurchase requests; and
•
to provide an update on the status of our current public offering (the “Offering”).

Portfolio Highlights

March Performance

Our negative return during March 2023 was primarily driven by a decline in the value of our interest rate caps and swaps. Despite our interest rate caps and swaps only representing around $0.9B of our $29.0B total asset value at the beginning of March 2023, the values declined by approximately 20% during the month. While it may create some short-term volatility, we believe our balance sheet is a source of strength.

At present, 98% of our debt is effectively fixed at approximately 3.3% and has more than five years of duration remaining. In addition, we have minimal debt maturities over the next three years with: 1% maturing in 2023, 1% in 2024, and 9% in 2025. We believe this will help us navigate through the current market turbulence.

While interest rate volatility presented a short-term negative to the monthly NAV, lower interest rates and a lower overall yield environment are supportive of lower cap rates and therefore higher real estate values over the long-term. Real estate represents $25.5B or 92% of our total asset value as of March 31, 2023, which we believe is a far more important driver of our long-term performance.

Portfolio Update

Our portfolio remains approximately 83% allocated to rental residential and industrial. When you include floating rate loans, self-storage, extended-stay hotels (which perform like rental residential), hospitality, and net lease, our portfolio is 93% allocated to sectors that are performing well in the current environment. Our portfolio is 75% allocated to the southeast and southwest U.S. with almost 1/3 of our portfolio allocated to Florida and Texas – which continue to see strong population and employment growth.

Rental residential continues to maintain approximately 95% occupancy. Over the last quarter, rent increases over expiring market rate apartment leases remain at 6%. Industrial fundamentals also remain strong with occupancy holding greater than 98%. Over the past quarter, rent growth on new leases over expiring leases has grown 53%.

SREIT-SUP1-0423

The minimal exposure our portfolio does have to office is in strong performing markets and in Trophy/Class A quality properties. There remains good demand for high quality office in superior locations. Over the last 15 months, we signed 506,000 square feet of office leases at rents that are 3.4% above our pre-COVID acquisition underwriting. In fact, two of our office assets in Boston and Atlanta have increased their occupancy percentage from 90% at year-end 2021 to higher than 97% currently. Overall, our office portfolio has 91% occupancy and over 6-years of lease term remaining.

May 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2023 (and repurchases as of April 30, 2023) is as follows:

Transaction Price (per share)
Class S	$25.72
Class T	$25.73
Class D	$25.28
Class I	$25.54

The May 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2023. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2023 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share as of March 31, 2023 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of March 31, 2023 ($ and shares/units in thousands):

Components of NAV	March 31, 2023
Investments in real estate	$25,505,001
Investments in real estate debt	1,658,769
Cash and cash equivalents	357,689
Restricted cash	279,581
Other assets	964,869
Debt obligations	(14,229,885)
Secured financings on investments in real estate debt	(752,052)
Subscriptions received in advance	(20,728)
Other liabilities	(602,838)
Performance participation accrual	—
Management fee payable	(13,657)
Accrued stockholder servicing fees (1)	(4,463)
Non-controlling interests in consolidated joint ventures	(97,979)
Net asset value	$13,044,307
Number of outstanding shares/units	509,395

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of March 31, 2023, we have accrued under GAAP $390.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of March 31, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,675,192	$147,032	$757,514	$5,951,135	$513,434	$13,044,307
Number of outstanding shares/units	220,612	5,715	29,961	233,005	20,102	509,395
NAV Per Share/Unit as of March 31, 2023	$25.72	$25.73	$25.28	$25.54	$25.54

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2023 valuations, based on property types. Once we own more than one self-storage and one extended stay investment we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.4%	5.2%
Single-Family Rental	6.5%	5.3%
Industrial	6.6%	5.4%
Office	7.6%	6.1%
Other	8.2%	6.9%

For quarter-end months, these assumptions are determined by the independent valuation advisor or third-party appraisers. In addition,

the independent valuation advisor reviews the assumptions from the third-party appraisals. The Advisor reviews the assumptions from each of the appraisals regardless of who performs the work. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Single-Family Rental Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+2.0%	+2.0%	+2.0%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.2%	+3.1%	+3.2%	+2.7%	+2.3%
(weighted average)	0.25% increase	(2.9)%	(2.9)%	(2.9)%	(2.6)%	(2.1)%

The following table provides a breakdown of the major components of our NAV as of February 28, 2023 ($ and shares/units in thousands):

Components of NAV	February 28, 2023
Investments in real estate	$25,559,660
Investments in real estate debt	1,662,170
Cash and cash equivalents	374,242
Restricted cash	282,973
Other assets	1,161,061
Debt obligations	(14,200,064)
Secured financings on investments in real estate debt	(750,428)
Subscriptions received in advance	(27,753)
Other liabilities	(391,171)
Performance participation accrual	—
Management fee payable	(14,181)
Accrued stockholder servicing fees (1)	(4,056)
Non-controlling interests in consolidated joint ventures	(105,875)
Net asset value	$13,546,578
Number of outstanding shares/units	517,225

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of February 28, 2023, we have accrued under GAAP $399.4 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of February 28, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,859,140	$150,700	$786,560	$6,225,034	$525,144	$13,546,578
Number of outstanding shares/units	222,689	5,726	30,414	238,294	20,102	517,225
NAV Per Share/Unit as of February 28, 2023	$26.31	$26.32	$25.86	$26.12	$26.12

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Share Repurchase Request Update

Pursuant to the terms of our share repurchase plan, the total amount of aggregate share repurchases is limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the aggregate NAV as of the end of the immediately preceding quarter).

In January 2023, we received repurchase requests equal to 5.2% of our aggregate monthly NAV. As per the terms of our share repurchase plan, we honored all repurchase requests for January 2023 on a pro rata basis up to the 2% monthly limitation. As such, 38.6% of each stockholder’s repurchase request was satisfied in January 2023.

In February 2023, we received repurchase requests equal to 4.0% of our aggregate monthly NAV. As per the terms of our share repurchase plan, we honored all repurchase requests for February 2023 on a pro rata basis up to the 2% monthly limitation. As such, 49.6% of each stockholder’s repurchase request was satisfied in February 2023.

In March 2023, we received repurchase requests equal to 3.3% of our aggregate monthly NAV. As per the terms of our share repurchase plan, we are honoring all repurchase requests for March 2023 on a pro rata basis up to the 5% quarterly limitation of which 1.0% of December 31, 2022 NAV was honored. As such, 30.4% of each stockholder’s share repurchase requests were satisfied in March 2023.

Status of our Current Public Offering

This Offering was declared effective by the SEC on April 7, 2023 and we are currently offering on a continuous basis up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 37,403,504 shares of our common stock (consisting of 13,510,743 Class S shares, 199,793 Class T shares, 2,160,829 Class D shares and 21,532,139 Class I shares) in the primary offering for total proceeds of approximately $1.0 billion and (ii) 5,748,450 shares of our common stock (consisting of 2,594,684 Class S shares, 90,042 Class T shares, 378,930 Class D shares and 2,684,794 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $0.2 billion. As of March 31, 2023, our aggregate NAV was approximately $13.0 billion. We intend to continue selling shares in the Offering on a monthly basis.